SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

3DICON CORPORATION
(Name of Issuer)

Common Stock, par value $0.0002
(Title of Class of Securities)

88579F 201
(CUSIP Number)

Copy To: Sichenzia Ross Friedman Ference LLP Gregory Sichenzia, Esq. Jay Yamamoto, Esq. 61 Broadway, 32nd Floor New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88579F 201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ronald Dombrowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
1,093,475,856 (1)
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
1,093,475,856 (1)
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,093,475,856 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.84% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Represents 1,093,475,856 shares of common stock into which 571,304 shares of Series B Convertible Preferred Shares held by Ronald Dombrowski are convertible. Each share of Series B Convertible Preferred Stock is convertible into 1,914 shares of common stock.

(2) The percentages set forth in this column are based on 13,941,616,119 shares of the Issuer’s common stock projected to be issued and outstanding after the capital adjustment contemplated by to the Share Exchange Agreement dated September 30, 2016 (the “Share Exchange Agreement”) and upon conversion of all Series B Preferred shares outstanding after the Share Exchange Agreement into 12,552,671,663 shares of the Issuer’s common stock and after the capitalization of the Issuer allows for such issuances.

Item 1.	Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is the common stock, $0.0002 par value, of 3DIcon Corporation, an Oklahoma Corporation (the "Company"). The principal offices of the Issuer are located at 6804 South Canton Avenue, Suite 150, Tulsa, OK 74136.

Item 2.	Identity and Background

(a) This statement is filed on behalf of Ronald Dombrowski.

(b) The Reporting Persons’ business address is 6804 South Canton Avenue, Suite 150, Tulsa, OK 74136.

(c) The Reporting person is currently a Director of the Issuer. The Issuer has a business address at 6804 South Canton Avenue, Suite 150, Tulsa, OK 74136 and is primarily engaged in the business of developing 3-D technology.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Considerations

571,304 shares of Series B Convertible Preferred Stock were issued in connection with the Share Exchange Agreement.

Item 4.	Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth above and herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)	Mr. Dombrowski beneficially owns 1,093,475,856 shares or 7.84% of the Issuer’s common stock.

(b)	Mr. Dombrowski may be deemed to hold sole voting and dispositive power over 1,093,475,856 shares of common stock of the Issuer and shares voting and dispositive power over 0 shares of common stock.

(c)	On September 30, 2016, the Reporting Person was issued 571,305 shares of Series B Convertible Preferred stock of the Issuer pursuant to the Share Exchange Agreement. Each share of Series B Convertible Preferred Stock is convertible into 1,914 shares of common stock.

(d)	To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 1,093,475,856 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2016	/s/ Ronald Dombrowski
Ronald Dombrowski